UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

BioClinica Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09071B100
(CUSIP Number)

Paul Johnson
Nicusa Capital Partners, L.P.
17 State Street, Suite 1650
New York, NY 10004
(212) 293-3402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  09071B100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nicusa Capital Partners, L.P. EIN No 65-117893
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

Item 1(a). Name of Issuer:

BioClinica Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

    826 Newtown-Yardley Road
    Newtown, Pennsylvania 18940

Item 1(c). Title of Class of Securities:  Common Stock

Item 1(d). CUSIP Number: 09071B100

Item 2. Identity and Background

Item 2(a). Name of Person Filing:

Nicusa Capital Partners, L.P. and Nicusa Investment Advisors, LLC

This statement is filed on behalf of Nicusa Capital Partners, L.P. (“Nicusa Capital”) and Nicusa Investment Advisors, LLC (“NIA”). NIA serves as the investment advisor to Nicusa Capital – and also serves as an advisor for the accounts of various third parties who are otherwise unaffiliated with Nicusa Capital. This statement pertains to all of the shares of the issuer held by both Nicusa Capital and the other accounts managed by NIA.

Item 2(b). Address of Principal Business Office or, if None, Residence:

17 State Street, Suite 1650, New York, New York 10004

Item 2(c) Background:

Nicusa Investment Advisors, LLC, a Delaware limited liability company, acts as an investment adviser to Nicusa Capital Partners, L.P. and other clients.

Nicusa Capital Partners, L.P., a Delaware limited partnership, is a private investment partnership.
During the last five years, neither Nicusa Investment Advisors, LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Prior to founding Nicusa Capital Partners, L.P., Paul Johnson (the managing member of Nicusa Investment Advisors, LLC) was a managing director and senior research analyst at Robertson Stephens. On November 11, 2005, a jury returned a verdict in a civil enforcement action commenced by the Securities Exchange Commission (the “Civil Action”) finding that Mr. Johnson violated the federal securities laws in connection with Robertson Stephens’ research reports on three companies. Thereafter in August, 2006, the SEC instituted public administrative proceedings (the “Administrative Proceeding”) to determine what remedial action would be appropriate following the jury verdict in the Civil Action.

In lieu of an appeal of the jury verdict, Mr. Johnson entered into a settlement with the SEC, pursuant to which Mr. Johnson agreed to the entry of a final judgment in the Civil Action (i) enjoining him, for a period of five (5) years, from future violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 17(a) of the Securities Act, (ii) requiring disgorgement of certain profits gained as a result of the conduct for which he was found liable by the jury and (iii) requiring payment of a civil penalty pursuant to Section 21(d)(3) of the Exchange Act.  With respect to the Administrative Proceeding, Mr. Johnson submitted an Offer of Settlement that was accepted by the SEC, pursuant to which he consented to a five-year bar from association with any broker or dealer, with the right to reapply for association after five years to an appropriate self-regulatory organization or to the Commission.

Item 3. Source and Amount of Funds or Other Consideration

All Shares of issuer sold by NIA were originally purchased in the open market using NIA's assets.  No leverage or loans were used in the acquisition.

Item 4. Purpose of Transaction:

On May 13,2011, NIA sold 854,119 shares of the issuer (the "Shares") representing 5.5% of the issuer's outstanding common stock.  The Shares were originally acquired by NIA for investment purposes in the ordinary course of business and not for the purpose of changing or influencing the control of the issuer.  Thereafter, NIA sought to influence certain actions and decisions by the board of directors of the issuer, as reflected in correspondence annexed as exhibits to NIA's prior filings. NIA has now disposed of all of its Shares of the issuer.

Item 5.
(a)	Shares Outstanding:		15,649,164
(b)	Amount beneficially owned:		0
(c)	Percent of class:		0%
(d)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5(e):Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 5(f):  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 5(g):  Identification and Classification of Members of the Group:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as otherwise set forth herein, there is no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Nicusa Capital Partners, L.P., Nicusa Investment Advisors, LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

May 17, 2011
Date

 /s/ Paul Johnson
Signature

 Paul Johnson, Managing Member
Name/Title